06008787

UNITEDSTATES
ITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

revised

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 29 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8- 66961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/31/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toyota Financial Services Securities USA Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19001 South Western Avenue
(No. and Street)

Torrance (City) California (State) 90501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Carter (310) 468-6197 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071 (Zip Code)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles J. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toyota Financial Services Securities USA Corporation, as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles J. Carter
Signature

Vice President
Title

Deborah L. Diaz
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 28th day of June, 2006, by
Date Month Year

(1) Charles J. Carter,
Name of Signer

☒ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________,
Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Deborah L. Diaz
Signature of Notary Public

DEBORAH L. DIAZ
Comm. No. 1661384
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. May 22, 2010
CMD-1

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Schedule III

Statement Regarding Rule 15c3-3

For the Period from January 31, 2005 (Inception) through March 31, 2006

The Company does not hold customer funds or securities, owe funds or securities to customers, or otherwise have custody or possession of customer assets and is exempt from Rule 15 c3-3 of the Securities and Exchange Commission including the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under paragraph (k)(2)(i) of that Rule.

TOYOTA FINANCIAL SERVICES SECURITIES USA CORPORATION

19001 South Western Avenue, NF10
Torrance, CA 90501
(800) 292-1147

SEC MAIL PROCESSING RECEIVED JUN 29 2006 WASH, D.C. 199 SECTION

June 28, 2006

Ms. Han T. Nguyen
Supervisor
NASD, Inc.
300 S. Grand Avenue, Suite 1600
Los Angeles, CA 90071

Via Express Mail

RE: NASD Letter dated June 23, 2006 re: March 31, 2006 Audited Financial Statements

Dear Ms. Nguyen:

Please find enclosed a revised Schedule III, Statement Regarding Rule 15c3-3, along with a revised Form X-17A-5 Part III and Oath or Affirmation, which together address the deficiencies you noted in our March 31, 2006 annual filing of audited financial statements. A copy of your letter is also included for ease of reference. Per your request, we are also contemporaneously filing one copy of this response with the SEC regional or district office, and two copies with the SEC Washington D.C. office.

Upon review, please let me know if you have any further questions or comments about our information.

With regards,

Charles J. Carter

Charles J. Carter
Vice President / FINOP

cc: Cindy Wong
Assistant Regional Director
Securities and Exchange Commission
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

(2 copies)
SEC Headquarters
Attn: Branch of Registrations and Examinations
Office of Filings and Information Systems
100 F Street
Washington, D.C. 20549

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, CA 90071

BY CERTIFIED MAIL - #70051820000656193757

NASD

June 23, 2006

Charles J. Carter
Vice President
Toyota Financial Services Securities USA Corporation
19001 South Western Avenue, NF10
Torrance, CA 90501

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 29 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

RE: March 31, 2006 Audited Financial Statements

Dear Mr. Carter:

This acknowledges receipt of the firm's March 31, 2006 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A Computation for determining SEC Rule 15c3-3 Reserve Requirement, or a statement indicating an exemption from the requirement including the exemptive provision claimed.

2. Information relating to Possession or Control Requirements under SEC Rule 15c3-3, or a statement indicating an exemption from the requirement including the exemptive provision claimed.

3. Page 12 states that the company is exempt from SEC rule 15c3-3 under paragraph (k)(2)(ii) of that Rule, but the company's March 31, 2006 Part IIA FOCUS filing page 7, question 25, indicates that the company claims exemption under paragraph (k)(2)(i). Please clarify which exemption the company claims from SEC rule 15c3-3.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, we request that you immediately send one <u>original</u> of the items listed above to this office and one copy to the

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

tel 213 229 2300
fax 213 617 3299
www.nasd.com

SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **no later than July 7, 2006**. If you have any questions, please contact John F. Meurer, Compliance Examiner at (213) 613-2638.

Sincerely,

Han T. Nguyen
Supervisor

Enclosure: Form X-17A-5 Part III Facing Page

cc: Cindy Wong
Assistant Regional Director
Securities and Exchange Commission
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, CA 90071